NO ACT

PE
12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 27, 2010

Received SEC
JAN 27 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-27-2010

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Re: Abbott Laboratories
Incoming letter dated December 22, 2009

Dear Mr. Berry:

This is in response to your letters dated December 22, 2009 and January 15, 2010 concerning the shareholder proposal submitted to Abbott by Jamie Moran and Cynthia Kaplan. We also have received a letter on the proponents' behalf dated January 8, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Daniel Kinburn
PCRM General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

January 27, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Abbott Laboratories
Incoming letter dated December 22, 2009

The proposal encourages Abbott to increase transparency around the use of animals in research and product testing by including information on Abbott's animal use and its efforts to reduce and replace animal use in the annual Global Citizenship Report.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Abbott relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L. Bldg. AP6A-2
100 Abbott Park Road
Abbott Park. IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

January 15, 2010

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Jamie Moran and Cynthia Kaplan

Ladies and Gentlemen:

By letter dated December 22, 2009, Abbott Laboratories requested confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal (the "Proposal") submitted by Jamie Moran and Cynthia Kaplan (the "Proponents") from the proxy materials for Abbott's 2010 annual shareholders' meeting. By letter dated January 8, 2010 (the "PCRM Letter"), Daniel Kinburn, General Counsel of the Physicians Committee for Responsible Medicine ("PCRM"), wrote to the Staff arguing that the Proposal be included in Abbott's proxy materials. A copy of our earlier letter and the PCRM Letter (without attachments) are attached hereto as Exhibits A and B to this letter. The PCRM Letter concedes that the Proposal is substantially similar to a proposal that Abbott included in its 2009 proxy materials. Therefore, this letter only addresses the point that the Proposal deals with substantially the same subject matter as the animal research proposal that Abbott included in its proxy materials in 2005 (the "2005 Proposal"). Again, we request that the Staff confirm that it will not recommend enforcement action if Abbott excludes the Proposal from its 2010 proxy materials for the reasons stated herein and in our prior letter.

In Release No. 34-20091 (August 16, 1983), which adopted the amendment of Rule 14a-8(c)(12), changing the standard from requiring substantially the same proposal to requiring substantially the same subject matter, the SEC stated "that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the *substantive concerns* raised by a proposal rather than the *specific . . . actions proposed* to deal with those concerns." (emphasis added). In other words, what is important to the analysis of whether proposals deal with substantially the same subject matter turns on the substantive concerns underlying the proposal. Although the Proposal seeks a report on Abbott's efforts towards reducing and replacing animal use rather than the adoption of an animal welfare policy, the substantive concern of both the Proposal and the 2005 Proposal is opposition to the use of animals for research and testing.

The supporting statement for the Proposal makes clear that the underlying substantive concern for the Proposal is opposition to the use of animals for research and testing. The supporting statement specifies that "43% of Americans oppose the use of animals for research." It also argues that "[i]n addition to the ethical imperative, there are scientific and financial imperatives to move away from animal use." The Proposal is not directed at animal issues generally or even animal welfare generally. It is expressly focused on "reducing and replacing animal use" in research and product testing. This deals with substantially the same subject matter as the substantive concern underlying the 2005 Proposal, which requested that Abbott cease conducting certain animal-based tests and commit to replacing all such tests with non-animal methods.

We are not arguing that all proposals with the word "animal" in it are substantially similar. Rather we are arguing that proposals whose substantive concern involves the reduction or cessation of the use of animals in research and testing deal with substantially the same subject matter. The substantive concern of the current proposal, like the 2005 Proposal, is directed at having Abbott move away from using animals in research and testing.

The PCRM Letter dismisses the letters Abbott cited in support of its position as "inapplicable" because they involved substantially similar proposals. However, the point is that the proposals under consideration in these letters dealt with substantially the same subject matter as the prior proposals, even though there were differences in the actions requested. The PCRM Letter also attempts to distinguish the two Abbott specific no-action letters which we cited. However, like the Proposal, the proposal submitted for our 2007 proxy materials, the proposal submitted for our 2006 proxy materials and the 2005 Proposal all focused on the substantive concern of animal testing in research.

In addition to the no-action letters we cited in our previous letter, see Chevron Corp. (Feb. 29, 2008). There, in a situation comparable to ours, the Staff permitted Chevron to rely upon 14a-8(i)(12)(iii) to exclude from its 2008 proxy materials a proposal from PCRM requesting that Chevron's board of directors "adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories."

Chevron's 2005 proxy materials included a stockholder proposal (identical to the 2005 Proposal at issue here) requesting that its board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Chevron argued that it could exclude the 2008 proposal because "the substantive concern of these Proposals is the same: the use of animal-based testing and replacing animal testing with non-animal testing." Chevron asserted that "[d]espite immaterial differences in wording and corporate actions requested by the Proposals, the Proposals deal with substantially the same subject matter for purposes of meeting the test for exclusion under Rule 14a-8(i)(12)."

The Proponent cites letters in support of its position that involve situations where the underlying substantive concerns of the proposals were different. For example, in Cooper Industries, Inc. (Jan. 14, 2002), a proposal seeking a report dealing with social, environmental and economic issues related to sustainability was not excludable where prior proposals sought a report on and review of its code or standards for its international operations. Sustainability reflects a different underlying substantive concern than standards for international operations. Similarly, in McDonnell Douglas Corporation (Jan. 23, 1995), a proposal seeking a report on (1) steps taken to transfer technology from military to commercial deployment and development (2) strategies taken to identify community needs; employees' ideas and finance and market opportunities and to utilize employee experience, (3) projects for which the company has applied for funding from NIST or TRP or participation in NTCC and the number of employees in the planning process, (4) an analysis of successes and failures, and (5) membership in state and/or local government economic conversion task forces was not excludable where two prior proposals sought reports on the company's foreign military sales, including the social and ethical criteria used to determine whether to accept a foreign government's request for military equipment. Again, the underlying issues were different, with one proposal being focused on commercial uses of technology and concern for community needs and employee ideas and the others focused on foreign military sales.

The Proponent attempts to argue that executive compensation proposals would be substantially similar to environmental discharge proposals if all proposals that could be characterized as having human concerns were considered to be substantially similar. However, in the Proponent's example, the underlying substantive concern in one situation relates to compensation while the other relates to the environment. In the case actually under consideration, the underlying substantive concern of each of the Proposal and the 2005 Proposal relates to reducing or eliminating the use of animals in research and testing. Our argument, that proposals deal with substantially the same subject matter when they share the underlying substantive concern to cease using animals for research and testing, is vastly different from an argument that all proposals involving human concerns are substantially similar.

For the foregoing reasons and the reasons set forth in our original letter, I again request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2010 proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2010 proxy materials, please contact me at 847.938.3591 or Steven Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, Daniel Kinburn, may be reached at 202.686.2210 ext. 380 or by facsimile at 202.527.7415.

Very truly yours,



John A. Berry,
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

cc: Jamie Moran and Cynthia Kaplan
c/o Daniel Kinburn, General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20016

Exhibit A

Abbott Laboratories No-Action Request Letter
Dated December 22, 2009

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

December 22, 2009

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Jamie Moran and Cynthia Kaplan

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Jamie Moran and Cynthia Kaplan (the "Proponents") from the proxy materials for Abbott's 2010 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2010.

We received a notice on behalf of the Proponents on November 17, 2009, submitting the proposal for consideration at our 2010 annual shareholders' meeting. The proposal (a copy of which, together with the supporting statement, is attached as *Exhibit A*) (the "Proposal") reads as follows:

> RESOLVED: shareholders encourage Abbott Laboratories ("Abbott") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Global Citizenship Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Abbott's efforts in the preceding year and future goals towards reducing and replacing animal use.

Pursuant to Rule 14a-8(j), I have enclosed the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the Proponents. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponents of our intention to omit the Proposal from our 2010 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2010 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as the prior proposals that were included in our 2009 and 2005 proxy materials and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" if the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years. . . "

We included a proposal (the "2009 Proposal") in our 2009 proxy materials filed on March 16, 2009 which requested that Abbott:

- Prepare and issue a detailed report to shareholders by November 30, 2009, addressing animal use in all of Abbott's research, development and testing conducted by in-house or contracting laboratories and incorporating: (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law.

- Consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

A copy of the 2009 Proposal as it appeared in our 2009 proxy materials is attached hereto as *Exhibit B*. The Proposal and the 2009 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing and they both request a report on Abbott's current animal use and future goals and plans towards reducing the use of animals for research, development and testing.

We also included a proposal (the "2005 Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the 2005 Proposal as it appeared in our 2005 proxy materials is attached hereto as *Exhibit C.* The Proposal and the 2005 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the 2005 Proposal, the 2009 Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals in order to permit exclusion, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (see, e.g., *Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education),

the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in *Procter & Gamble Co.* (Jul. 31, 2009), the Staff permitted omission of a proposal requesting a report on the feasibility of ending animal testing within five years. While the most recent animal-based testing proposal included in a Procter & Gamble proxy statement was identical to the shareholder proposal under consideration in 2009, one animal welfare proposal included in an earlier proxy statement within the previous five calendar year period had requested a report on the company's compliance with its animal testing policy and another had requested an end to animal testing and the adoption of animal welfare standards. Although each of the three animal-based testing proposals included in prior proxy statements requested different actions, *i.e.*, ending animal testing, reporting on the company's compliance with its animal testing policy, and the adoption of animal welfare standards, the Staff concluded that these proposals dealt with substantially the same subject matter and permitted exclusion of the 2009 proposal.

Similarly, in *Pfizer Inc.* (Feb. 25, 2008), the Staff permitted omission of a proposal requesting a report on actions taken to correct violations of the Animal Welfare Act. Prior proposals included in Pfizer proxy statements had either requested reports discussing the feasibility of amending the company's animal welfare policy or the adoption of a policy statement committing to use *in vitro* tests as replacements for animal-based tests. Notwithstanding the different actions requested, the Staff concluded that the proposal at issue dealt with substantially the same subject matter and allowed the new proposal to be excluded from the company's proxy statement.

In *Wyeth* (Feb. 15, 2008), the Staff allowed the exclusion of a proposal requesting a report describing the rationale and policies relating thereto for increased export of animal experimentation to countries with lower animal welfare standards on the grounds that it dealt with substantially the same subject matter as prior proposals requesting the adoption of an animal welfare policy and a commitment to use certain *in vitro* tests.

Also, in *Barr Pharmaceuticals Inc.* (September 25, 2006), the Staff permitted the omission of a proposal requesting that the company adopt an animal welfare policy that addressed reducing, refining and replacing its use of animals in research and testing and implementing standards of care for animals subject to testing. In a prior proposal, shareholders had requested that the company commit to replacing animal-based tests with non-animal methods. Again, despite the different actions requested and the different subject matters of the prior proposal (replacing animal-based testing) and the proposal at issue (adopting animal welfare policies), the substantive concern of both proposals was reducing the use of animal-based testing and thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter.

See also *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as they dealt with substantially the same subject matter as a prior proposal requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular nonprofit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products). But see *Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

Further, in *Abbott Laboratories* (February 5, 2007), the Staff allowed us to exclude a proposal submitted for the 2007 proxy materials (the "2007 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2007 Proposal requested a report on the feasibility of replacing the animal-based "ascites" method with *in vitro* non-animal methods and cell culture techniques. The Staff also allowed us, in *Abbott Laboratories* (February 28, 2006), to exclude a similar proposal submitted for the 2006 proxy materials (the "2006 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2006 Proposal requested a report on the feasibility of amending Abbott's current policies regarding animal welfare to extend to contract laboratories. The Staff concurred that both the 2007 Proposal and the 2006 Proposal involved the same substantive concern – animal testing – as the 2005 Proposal requesting that Abbott commit to using only non-animal testing products. Thus, under the Staff's interpretation of Rule 14a-8(i)(12)(i), the 2007 Proposal, the 2006 Proposal and the 2005 Proposal all dealt with substantially the same subject matter.

The Proposal requests that Abbott include information on animal use and its preceding year's efforts and future goals towards reducing animal use in the annual Global Citizenship Report, while the 2009 Proposal requested a report on current animal use, including a plan to replace, reduce and refine animal use, and the 2005 Proposal requested that Abbott cease conducting animal-based tests and commit to replacing such tests with non-animal methods. Despite the different actions requested by the proposals, the 2009 Proposal, the 2005 Proposal and the Proposal deal with the same underlying substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – replacing the methods of animal-based

testing conducted by or on behalf of Abbott. All three proposals (whether in their respective resolutions, recitals or supporting statements) address animal use or the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such animal use, albeit through varying approaches. If anything, the Proposal in question is even more similar to the 2009 Proposal and the 2005 Proposal than the 2006 Proposal was to the 2005 Proposal considered in *Abbott Laboratories* (February 28, 2006). This is because the 2006 Proposal did not contain the express language found in the Proposal, the 2009 Proposal and the 2005 Proposal regarding "replacing" animal-based testing but instead focused on amending Abbott's animal use policy to ensure superior standards of care for animals used in testing.

As evidenced in *Exhibit D*, the 2009 Proposal received 5.00% of the vote at our 2009 annual meeting of shareholders[1].

Since the 2009 Proposal failed to meet the required 6% threshold at the 2009 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2010 proxy materials pursuant to Rule 14a-8(i)(12)(ii).

II. If Abbott were to include the proposal submitted by The Humane Society of the United States in its 2010 proxy statement, the Proposal may be properly omitted under Rule 14a-8(i)(11) because it substantially duplicates that proposal.

Abbott received a proposal from The Humane Society of the United States (the "Humane Society") on November 16, 2009 that is the subject of a separate no-action letter request submitted by Abbott. The Humane Society proposal reads as follows:

> RESOLVED that – to improve our bottom line, social responsibility profile, and quality of our research – shareholders encourage The Board of Directors to establish a schedule for phasing out the use of chimpanzees in invasive research. This schedule should be posted on the Company's website.

Under Rule 14a-8(i)(11), a company may exclude a proposal if it "substantially duplicates another proposal submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As discussed in the prior section, proposals do not have to be identical to share the same principal focus.

The Proposal requests that Abbott include information on animal use and its current and future efforts towards reducing animal use in the annual Global Citizenship Report, while the Humane

---

[1] Tabulation is as follows: votes cast for – 50,156,907 and votes cast against – 952,431,023. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker nonvotes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Society proposal requests that Abbott develop a schedule to phase out the use of chimpanzees in invasive research. Although the Humane Society proposal focuses on a single species, the principal thrust of both proposals is to reduce or phase out animal-based testing, and they are therefore substantially duplicative. Accordingly, if the Humane Society proposal is included in Abbott's 2010 proxy statement, the Proposal may be excluded from the 2010 proxy materials pursuant to Rule 14a-8(i)(11) because Abbott received the Humane Society proposal first.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2010 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2010 proxy materials, please contact me at 847.938.3591 or Steven Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, Daniel Kinburn, may be reached by facsimile at 202.527.7450.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,



John A. Berry

Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Jamie Moran and Cynthia Kaplan
c/o Daniel Kinburn, General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20016

Exhibit A

Proposal

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE

5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7450
Writer's E-Mail: DKinburn@pcrm.org

November 16, 2009

BY OVERNIGHT DELIVERY
Laura J. Schumacher—Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

As the authorized representative for two shareholders ("Proponents"), I am submitting the attached Shareholder Proposal ("Proposal") on behalf of the Proponents, for inclusion in the proxy materials for the 2010 Abbott Laboratories annual meeting. The Proposal asks Abbott to consider increasing the transparency around Abbott's use of animals in research and product testing.

Pursuant to 17 C.F.R. § 240.14a-8(b), there are letters enclosed from Mr. Jamie Moran and Ms. Cynthia Kaplan, the two Proponents. Additionally, the respective record holder of Mr. Moran's securities has provided account verification of his ownership of Abbott stock and satisfaction of the $2,000 minimum threshold (Charles Schwab). However, please note that Ms. Kaplan is the record holder of her securities and does not require separate verification from a brokerage. Under 17 C.F.R. § 240.14a-8(b), both proponents are entitled to file this shareholder proposal as of the date of this letter, Nov. 16, 2009.

If Abbott will attempt to exclude any portion of the proposal under Rule 14a-8, please notify me within 14 days of receipt of the Proposal. If you need any further information or have any questions or comments, please contact me at 202.686.2210 ext. 380 or DKinburn@pcrm.org.

Very truly yours,


RECEIVED
NOV 17 2009
LAURA J. SCHUMACHER

Daniel Kinburn

DK/ld
Enclosures (4)

RESOLVED: shareholders encourage Abbott Laboratories ("Abbott") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Global Citizenship Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Abbott's efforts in the preceding year and future goals towards reducing and replacing animal use.

SUPPORTING STATEMENT

Companies using animals for product development and testing have an ethical imperative to address animal use, since 43% of Americans oppose the use of animals for research.[1] Responding to societal concerns, several pharmaceutical companies now disclose animal use information, including development and implementation of methods to replace, reduce, or refine animal use. To address public and shareholder concerns (5.0% of Abbott shareholders voted in favor of a similar 2009 resolution), Abbott can make this information annually available in its Report.

The Report would be ideal for providing animal use information because it outlines Abbott's social priorities and progress, from environmental impacts to philanthropy and community service projects. This same level of commitment and transparency demonstrated for those areas can be extended to animal use.

In addition to the ethical imperative, there are scientific and financial imperatives to move away from animal use. Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[2] In the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Primary reasons for this significant failure rate are the anatomical and physiological differences between humans and other species. To deliver safer, more effective products, pharmaceutical companies need to focus on experimental models with greater human relevance. As highlighted by a 2007 National Academy of Sciences report[3], advances in many areas of science-toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology- are making it possible to replace animal toxicity tests with non-animal methods. These human-based methods confer numerous advantages including quicker and more economical product development and approval, reduced incidence of adverse effects, improved efficacy, and reduced animal use and suffering.

Given the ethical and scientific implications of animal use for research and testing, we urge shareholders to vote in favor of this proposal for Abbott's consideration to increase transparency about its animal use and replacement efforts in the Report.

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[1] Public Praises Science; Scientists Fault Public, Media. Pew Research Center for the People & the Press Survey, 2009.

[2] FDA Teleconference: Steps to advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments. Andrew C. von Eschenbach, 2006.

[3] Toxicity Testing in the 21st Century: A Vision and a Strategy. National Research Council. 2007.

Exhibit B

2009 Proposal

Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

The Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, and 7 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Resolved: that shareholders encourage the Board of Abbott Laboratories ("Abbott") to prepare and issue a detailed report to shareholders by November 30, 2009, incorporating (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law. The report should address animal use in all of the Abbott's research, development and testing conducted by in-house or contracting laboratories. Finally, the Board should consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

Proponent's Statement in Support of Shareholder Proposal

Product development or testing on animals carries moral and scientific obligations to adhere to the modern principles of the 3Rs. As a result, replacement of animal testing has increasingly become a matter of significant controversy, debate, and public policy concern. The scientific imperative for this change is furthered not only by the high failure rate of pharmaceuticals, but by recent advances in genomics, systems biology, and computational biology.

Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[(1)] Out of the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Drugs with remarkable promise for human health can have delayed market entry, if at all, because misleading animal results may portray safe products as dangerous.

In addressing these shortcomings, Abbott should consider the recent report by the National Academies' esteemed National Research Council ("NRC"). The report stated: "Advances in toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology could transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."[(2)] These approaches will improve efficiency with cost cutting, increased speed, better, more predictive science based on human rather than animal physiology, and reduced animal use and suffering. Abbott's accelerated adoption of cutting edge human-based technologies potentially enables increased profitability of drug development, a strengthened leadership role in pharmaceutical technology, and advancement of the 3Rs' vision to replace all animal use in research and testing.

With high failure rates and potential human health implications of animal-tested drugs, Abbott should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this proposal to require Abbott to report an implementation plan for the 3Rs and the replacement of animal-based testing.

Board of Directors' Statement in Opposition to the Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

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(1) *FDA Teleconference: Steps to Advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments* (von Eschenbach, Andrew C. 2006). Accessed online: http://www.fda.gov/oc/speeches/2006/fdateleconfernce0112.html.

(2) *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007).

The Company's policy is to keep live animal research to a minimum, and where feasible and permitted by law, alternatives to animal testing will be utilized. Abbott adheres to the principles enumerated in the 3Rs relating to replacing, reducing and refining the use of animals in all research, development and testing. The effort to advance the 3Rs is led by the Company's manager of animal welfare and compliance, who is a doctor of veterinary medicine. Abbott also has an Alternative Committee consisting of research Staff and veterinarians who search for alternative methods that we can adopt into our programs. In addition, in 2009, we will initiate a Visiting Scientist Program to focus on research into the 3Rs.

In 2006, Abbott created an Animal Welfare Award program to recognize individuals and/or teams who work to advance animal welfare at Abbott through the adoption of one of the 3Rs. There are three levels of awards that serve to recognize a range of enhancements to the animal welfare program. Abbott also brings in independent animal welfare consultants to present seminars, training and to serve as scientific collaborators to help our animal welfare program stay abreast of best practices in the research area.

Currently, Abbott uses many cell-based (in vitro) alternative methods that replace whole animal (in vivo) testing, whenever possible. When these in vitro methods show a compound to be toxic or less effective than others, that particular compound can often be eliminated from further testing in animals. However, we have an ethical obligation to understand fully the potential health benefits of our products as well as possible negative effects.

Thus, when animal use is legally required or scientifically necessary, Abbott has established programs relating to the treatment of animals that meet the regulations of the United States, the European Union and other countries. These programs are designed to address animal psychological, social and behavioral needs and are based upon the United States Department of Agriculture (USDA) regulations and the principles of the National Research Council's *Guide for the Care and Use of Laboratory Animals*. All animal care protocols meet or exceed applicable regulations and guidelines relevant to the welfare of research animals.

Abbott first sought and received accreditation by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) in 1975. Accreditation by AAALAC International is an entirely voluntary process, and is widely considered the best mechanism for obtaining independent, external expert validation that an organization is meeting high standards of animal care and use. There have been periodic site assessments by AAALAC since the mid-1970s to review Abbott's animal use and care programs. Abbott has met AAALAC's continually evolving best practices for animal care and use and has never failed to obtain accreditation.

Similarly, Abbott is inspected by the USDA at least annually through unannounced site inspections, assessing the condition of laboratory animals, and inspecting the records of the Institutional Animal Care and Use Committees (IACUCs). Abbott provides oversight of its animal welfare and use through IACUCs, laboratory animal veterinarians who are certified by the American College of Laboratory Animal Medicine (ACLAM), and recognized by the American Veterinary Medical Association, and animal welfare officers. Through these efforts, Abbott adheres responsibly to the highest scientific standards, regulatory mandates and ethics regarding animal care and treatment.

Abbott also files an annual report on animal welfare with the USDA, which is available to the general public. Abbott also sets expectations for contract laboratories with which it works in the Abbott Supplier Code of Conduct and has developed a Global Animal Welfare Policy and Corporate Animal Welfare Committee to ensure that suppliers of animal services meet our expectations for animal welfare. These expectations include compliance with all legal and regulatory requirements surrounding the ethical treatment of any and all research animals.

In light of Abbott's significant efforts with respect to animal welfare, adoption of the 3Rs, and existing reporting, the report requested by the proponents represents an unnecessary, duplicative expense that is not in the best interests of Abbott and its shareholders.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit C

2005 Proposal

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

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(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm.
(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.
(3) CCAC Animal Use Survey - 2001.
(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.
(5) ECVAM website: http://ecvam.jrc.it.
(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Directors' Statement in Opposition to the Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

The company uses *in vitro* (non-animal) tests, including those mentioned in the proposal, where the methods have been proven as scientifically valid and approved by regulatory agencies around the world. Abbott's preference is to use *in vitro* tests whenever appropriate, if these tests do not compromise patient safety or the effectiveness of our medicines.

The requirement of this proposal to replace all animal-based tests with *in vitro* tests is unfeasible. There are insufficient *in vitro* tests approved and available to allow Abbott to discover and test new medicines. It has been scientifically proven that many *in vitro* tests do not mimic the true biological state, and therefore, cannot be relied upon to determine safety and efficacy of medicines. To date, *in vitro* tests can comprise but a small component of overall testing that is required by regulatory bodies. Abbott is required by national and international regulatory agencies to use *in vivo* (animal) testing to meet our commitment to provide patients with safe and effective medicines.

Abbott respects the unique role animals have played in advancing medical discovery, without which millions of people would not realize the benefits of the many treatments that improve and save lives. Abbott's animal welfare and treatment policies and practices reflect industry best standards. Our program and facilities meet regulations of the United States, European Union and other countries, including the U.S. Animal Welfare Act and the standards established by the National Research Council's *Guide for the Care and Use of Laboratory Animals*. Abbott's program has been accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) since 1975. In past site reviews by AAALAC, our company's program has been noted to be exemplary.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit D

Voting Results for the 2009 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 24, 2009. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Robert J. Alpern, M.D.	1,295,322,871	57,980,708
Roxanne S. Austin	1,284,440,924	68,862,655
William M. Daley	1,271,502,186	81,801,393
W. James Farrell	1,270,901,953	82,401,626
H. Laurance Fuller	1,271,975,958	81,327,621
William A. Osborn	1,271,271,737	82,031,842
The Rt. Hon. Lord Owen CH	1,285,484,754	67,818,825
W. Ann Reynolds, Ph.D.	1,278,043,508	75,260,071
Roy S. Roberts	1,284,378,435	68,925,144
Samuel C. Scott III	1,266,388,831	86,914,748
William D. Smithburg	1,265,230,480	88,073,099
Glenn F. Tilton	1,290,502,961	62,800,618
Miles D. White	1,276,098,138	77,205,441

(b) The shareholders approved the Abbott Laboratories 2009 Incentive Stock Program. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Incentive Stock Program, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
882,933,035	288,322,541	9,681,937	172,366,066

(c) The shareholders approved the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
1,089,023,206	84,906,019	7,027,616	172,346,738

(d) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,344,937,452	4,671,333	3,694,794

(e) The shareholders rejected a shareholder proposal on animal testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
50,156,907	952,431,023	178,367,141	172,348,508

(f) The shareholders rejected a shareholder proposal on health care principles. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
57,130,368	932,008,800	191,812,903	172,351,508

(g) The shareholders rejected a shareholder proposal on advisory vote. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
484,452,790	645,505,765	50,967,712	172,377,312

Item 6. Exhibits

Incorporated by reference to the Exhibit Index included herewith.

Additional Correspondence Exchanged with the Proponents

Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Abbott Laboratories. Also enclosed is a letter from my brokerage firm, Charles Schwab & Co., Inc., which verifies my ownership of at least $2,000 worth of Abbott Laboratories stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Abbott will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Sincerely,



Signature of Jamie Moran

2009.8 of Nov. (11/8/09)

Date

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 5, 2009

Re: James Moran / Schwab Account # *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:,

This is to confirm that Charles Schwab & Co. holds as custodian for the above referenced account more than $2,000.00 (two thousand dollars) worth of common stock in Abbot Laboratories (ABT). These shares have been held continuously for at least one year prior to November 5, 2009.

The shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes

Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Abbott Laboratories. Through this letter, I am certifying that I own 115 shares of Abbott Laboratories stock, with a market value of at least $2,000. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq, if you need any further information. If Abbott will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Cynthia Kaplan



Date

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-6166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



November 24, 2009 Via Federal Express

Daniel Kinburn
General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Dear Mr. Kinburn:

This letter acknowledges timely receipt of the shareholder proposal and proof of ownership you submitted on behalf of two shareholder proponents, Mr. Jamie Moran and Ms. Cynthia Kaplan, for whom you are acting in the capacity of authorized representative. Our 2010 Shareholders meeting is currently scheduled to be held on Friday, April 23, 2010.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry


Abbott
A Promise for Life

Exhibit B

PCRM Letter
Dated January 8, 2010

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7415
Writer's E-Mail: DKinburn@pcrm.org

January 8, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
E-Mail: shareholderproposals@sec.gov

Re: Inclusion of Shareholder Proposal in the 2010 Proxy Materials for Abbott Laboratories.

Dear Ladies and Gentlemen:

As General Counsel of the Physicians Committee for Responsible Medicine ("PCRM"), I am the authorized representative for Mr. Jamie Moran and Ms. Cynthia Kaplan ("the Proponents"). On their behalf, I am submitting this letter in response to a no-action request ("Request") that Abbott Laboratories ("the Company" or "Abbott") emailed to the U.S. Securities and Exchange Commission's Division of Corporation Finance ("Division") on Dec. 22, 2009. *See* **Attachment A**. In the Request, Abbott asked the Division to concur with its intention to omit the Proposal (*see* **Attachment B**) submitted by the Proponents on Nov. 17, 2009. Specifically, Abbott improperly contends that the Proposal may be excluded under Rules 14a-8(i)(11) and 14a-8(i)(12). Because the Nov., 16, 2009 proposal submitted by the Humane Society of the United States ("HSUS") has been or will be withdrawn, the argument under rule 14a-8(i)(11) is moot. For the reasons discussed below, I request that the Division deny the Company's Request.

ANALYSIS

A. The Proposal is substantially similar to the 2009 proposal.

Under Rule 14a-8(i)(12)(i), a company may exclude a proposal from its proxy materials for any meeting held within 3 years of the last time a substantially similar proposal was included in the company's proxy materials, when the proposal received less than 3% of the vote if proposed once within the preceding calendar years. In 2009, Abbott included a proposal ("the 2009 proposal") submitted by PCRM on behalf of several proponents. The proposal received 5% of the vote, exceeding the voting percentage for resubmission in rule 14a-8(i)(12)(i). Thus, the Proposal, admittedly substantially the same as the 2009 proposal, was submitted once again by PCRM for inclusion in Abbott's 2010 proxy materials. Because the prior submission satisfied the threshold voting requirement, the Proposal should be included in the proxy materials.

B. The PCRM Proposals substantially differ from the PETA proposal.

However, Abbott attempts to identify the Proposal and the 2009 proposal ("the PCRM Proposals") as being substantially the same as an earlier proposal ("the PETA proposal") included in its 2005 proxy materials. The PETA proposal requested specific action from the Board: to use non-animal methods for five specific tests, to confirm that this is in the Company's best interest, and to petition regulatory agencies to accept these test replacements. On the other hand, the PCRM Proposals sought reports that would increase the transparency around the entirety of Abbott's current and future use of animals. The substantive concern of the PETA proposal was strictly limited to having Abbott replace five very specific testing areas with non-animal methods. The substantive concern of the PCRM Proposals is to provide shareholders with information about the Company's use of animals. Due to these different substantive concerns, Abbott improperly attempts to exclude the Proposal under rule 14a-8(i)(12)(ii) by artificially imposing an increased voting threshold of 6%.

By categorizing all shareholder proposals relating in any way to any animal as the same substantive concern, Abbott would have the Division disregard the countless important social and public policy issues associated with animals as 1) sentient beings; and 2) in respect of their welfare; and 3) as scientifically inappropriate subjects for many scientific testing purposes, exposing companies such as Abbott to enormous liability when their animal tested drugs fail when used by people; and 4) as valued items in commerce; and 5) as subject to regulatory restrictions and restrictions under State and federal cruelty laws on their use and treatment; 6) etc. The concept that the use of the word "animal" in any shareholder proposal makes that proposal the same as every other proposal using that word creates an irrational category with no purpose but to limit the ability of shareholders to vote on vastly different proposals. Abbott's approach is akin to allowing any proposal relating to human concerns to be artificially dubbed substantially similar to any other proposal with human concerns. If Abbott's artificial approach were correct, then a proposal relating to a company's executive compensation scheme would be substantially similar to one relating to human harms from environmental discharges of that same corporation. Both relate to people (note that since humans are, from a scientific point of view, non-human primates, people could be considered part of Abbott's animal category), but the proposals are not substantially similar

C. Relevant no-action letters favor inclusion of the Proposal.

In Wm. Wrigley Jr. Company (Dec. 13, 2004), the Division did not concur with the company's decision to exclude a proposal seeking to return the word "against" to all voting cards. The earlier proposal sought the replacement of "except" with "against" in one column and the removal of a statement on the voting cards. Although both proposals dealt with use of the word "against," the second proposal sought application to all voting cards. Wrigley is similar to the case at hand. The PETA proposal sought future replacement of five specific animal testing methods. Just as the second proposal in Wrigley sought an expansion on the application of the word "against," the Proposal here seeks an expansion, but only in terms of information. Because the Proposal not only seeks different actions, but under Wrigley, bears a different scope, the Proposal is not excludable under rule 14a-8(i)(12).

In Cooper Industries, Inc. (Jan. 14, 2002), the Division did not concur with the company's decision to exclude a proposal requesting a sustainability report. The earlier proposal sought a report on or establishment of labor standards. Although the second proposal referenced the need to address social and environmental issues, the overlap in reporting on labor concerns did not equate to substantial similarity. Here, the overlap with the current Proposal is even smaller than in Cooper. The overlap in this situation involves five animal tests. However, the PETA proposal sought future replacement of five animal testing methods, but the PCRM Proposals seeks data on all use of animals for all purposes. Under Cooper, the PCRM Proposals are not substantially similar to the PETA proposal.

In Mattel, Inc. (March 24, 2008), the Division did not concur with the company's decision to exclude a proposal seeking a report on product safety and quality. The earlier proposal sought information on working and living conditions. While both of the proposals requested data related to workplace safety, the substantive concerns were different. The working and living conditions of employees is substantially different than the safety and quality of products. However, as businesses and their operations are multi-faceted, proposals cannot be expected to be free from overlap. The situation here is even more dissimilar than in Mattel. The PETA proposal requested replacement of five animal testing methods. The PCRM Proposals request data on current animal testing use. In Mattel, the overlap was the request for similar information. Here, the overlap involves the same business function, animal testing, but seeks diverse actions: replacement vs. transparency of use. Under Mattel, the PCRM Proposals are not substantially similar to the PETA proposal.

In Loews Corporation (Feb. 12, 1999), the Division did not concur with the company's decision to exclude a proposal that addressed its tobacco operation. The first proposal sought to implement a policy to curb teenage smoking of the company's products. The second proposal sought to link executive compensation with decreased teenage consumption of the company's products. One of the main components of the company's business in Loews was its tobacco operations. It was untenable to exclude a proposal simply by generally relating it to some aspect of that main component. Similarly, one of Abbott's main business components involves the use of animals. Just as the decrease in teenage consumption was a general concern for Loews, the use of animals is a general concern for all of the proposals at issue here. However, under Loews, if seeking a new policy is different from changing salaries based on the same policy, implementing non-animal tests is different from reporting the use of animals in testing.

Similarly, in American Brands (Jan. 6, 1995), the Division did not concur in the company's efforts to exclude a proposal seeking separation of its tobacco operations from non-tobacco operations. Although two earlier proposals sought to end the company's tobacco operations, the non-excludable proposal focused on the economic concerns. Despite a similar result, a proposal to end tobacco operations was substantially different from a proposal requesting fiscal prudence in closing down the tobacco operations. Here, there may be some overlapping results if the 2005 proposal were implemented compared to implementation of the PCRM Proposals. However, as in American Brands, the substantive concerns are substantially different. *See also* Proctor & Gamble (July 27, 1988) (Proposal seeking report on animal use not substantially similar to proposal seeking an end to animal testing and disclosure of products tested on animals.); McDonnell Douglas Corporation (Jan. 23, 1995) (Proposal seeking conversion of military producing assets for commercial use was not substantially similar to proposals seeking reports on military sales.); Bristol-Myers Squibb Company (March 7, 1991) (Proposal seeking active and defined course of action on animal testing was not substantially similar to proposals seeking a passive cause of action to provide data on animal testing.); and United States Surgical Corporation (Feb. 21, 1990) (Proposal seeking information on continued use of dogs was not substantially similar to a proposal requesting termination of the use of dogs.).

The majority of no-action letters cited by Abbott are inapplicable to the current situation in that the proposals in the cited no-action letters were substantially similar. *See* Bristol-Myers Squibb Co. (Feb. 6, 1996) (The proposal seeking the company to promote the anti-abortion movement through education was excludable because earlier proposals asked the company to promote the anti-abortion movement by not funding abortion clinics.); Wyeth (Feb. 15, 2008) (The proposal seeking a report on adherence to lower animal care standards in foreign countries was excludable because earlier proposals addressed the implementation of superior care standards for all laboratories.); Pfizer, Inc. (Feb. 25, 2008) (The proposal seeking how the company resolved and prevented Animal Welfare Act violations was excludable because earlier proposals sought policy changes to address the same types of issues in the Animal Welfare Act.); Proctor & Gamble Co. (July 31, 2009) (The proposal seeking the feasibility of ending all animal testing was excludable because earlier proposals sought compliance with policies that would use alternatives and end all animal testing.); Barr Pharmaceuticals Inc. (Sept. 25, 2006) (The proposal seeking the adoption of the 3Rs (refine, reduce, and replace animal use) and animal care standards was excludable because the earlier proposal asked the company to agree to replace animal use.); Medtronic, Inc. (June 2, 2005) and Bank of America Corp. (Feb. 25, 2005) (The proposals each seeking a list of all charitable contributions were excludable because the earlier proposals sought to end all charitable contributions.); Dow Jones & Co., Inc. (Dec. 17, 2004) (Proposal seeking information on donation process that applies to one organization was excludable because earlier proposal sought information on donation process applicable to all organizations.); Saks Inc. (March 1, 2004) (Proposal seeking compliance with specific labor standards was excludable because earlier proposal sought compliance with same labor standards.); and Bristol-Myers Squibb Company (Feb. 11, 2004) (Proposal seeking price restraint and control policy for pharmaceuticals was excludable because earlier proposal sought price restraint and control of pharmaceutical prices.).

Additionally, Abbott cites two Abbott-specific no-action letters decided in its favor. In Abbott Laboratories (Feb. 28, 2006), Abbott excluded a proposal requesting a feasibility analysis on a future application of a welfare policy for contract labs using animal testing methods. The earlier proposal requested a future commitment to use five non-animal testing methods. Both of these forward-looking proposals focused on future efforts that Abbott could implement as related to animal testing methods. In Abbott Laboratories (Feb. 5, 2007), Abbott excluded a proposal that sought a feasibility analysis of implementing in vitro, non-animal methodology. The earlier proposal sought a commitment to implementing non-animal methodology. Both of these forward-looking proposals focused on the future implementation of non-animal methodology. The 2006 and 2007 Abbott letters are different and inaptly applied to the current situation. Here, the current Proposal seeks increased transparency about existing information: current animal use, past actions, and current plans, if any, on the continued use of animals. The PETA proposal sought a replacement of five very specific animal-testing methods. Thus, the Proposal seeks existing data related to animal use, not a feasibility analysis of the future replacement of five animal-testing methods. Because the current situation differs from the 2006 and 2007 Abbott letters, the Division should not apply them.

CONCLUSION

For the reasons stated above, Abbott's artificial categorization of all animal concerns as one concern does not justify exclusion under rule 14a-8(i)(12). In light of recent Division no-action letters, I respectfully request the Division to advise Abbott that it will take enforcement action if Abbott fails to include the Proposal in its 2010 proxy materials. Please contact me if you have any questions or requests for further information at dkinburn@pcrm.org or 202.686.2210 ext. 380.

Very truly yours,



Daniel Kinburn
PCRM General Counsel

DK/kl
Enclosures

Cc: John A. Barry, Divisional Vice President and Associate General Counsel
Mr. Jamie Moran
Ms. Cynthia Kaplan

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7415
Writer's E-Mail: DKinburn@pcrm.org

January 8, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
E-Mail: shareholderproposals@sec.gov

Re: Inclusion of Shareholder Proposal in the 2010 Proxy Materials for Abbott Laboratories.

Dear Ladies and Gentlemen:

As General Counsel of the Physicians Committee for Responsible Medicine ("PCRM"), I am the authorized representative for Mr. Jamie Moran and Ms. Cynthia Kaplan ("the Proponents"). On their behalf, I am submitting this letter in response to a no-action request ("Request") that Abbott Laboratories ("the Company" or "Abbott") emailed to the U.S. Securities and Exchange Commission's Division of Corporation Finance ("Division") on Dec. 22, 2009. *See* **Attachment A.** In the Request, Abbott asked the Division to concur with its intention to omit the Proposal (*see* **Attachment B**) submitted by the Proponents on Nov. 17, 2009. Specifically, Abbott improperly contends that the Proposal may be excluded under Rules 14a-8(i)(11) and 14a-8(i)(12). Because the Nov., 16, 2009 proposal submitted by the Humane Society of the United States ("HSUS") has been or will be withdrawn, the argument under rule 14a-8(i)(11) is moot. For the reasons discussed below, I request that the Division deny the Company's Request.

ANALYSIS

A. The Proposal is substantially similar to the 2009 proposal.

Under Rule 14a-8(i)(12)(i), a company may exclude a proposal from its proxy materials for any meeting held within 3 years of the last time a substantially similar proposal was included in the company's proxy materials, when the proposal received less than 3% of the vote if proposed once within the preceding calendar years. In 2009, Abbott included a proposal ("the 2009 proposal") submitted by PCRM on behalf of several proponents. The proposal received 5% of the vote, exceeding the voting percentage for resubmission in rule 14a-8(i)(12)(i). Thus, the Proposal, admittedly substantially the same as the 2009 proposal, was submitted once again by PCRM for inclusion in Abbott's 2010 proxy materials. Because the prior submission satisfied the threshold voting requirement, the Proposal should be included in the proxy materials.

B. The PCRM Proposals substantially differ from the PETA proposal.

However, Abbott attempts to identify the Proposal and the 2009 proposal ("the PCRM Proposals") as being substantially the same as an earlier proposal ("the PETA proposal") included in its 2005 proxy materials. The PETA proposal requested specific action from the Board: to use non-animal methods for five specific tests, to confirm that this is in the Company's best interest, and to petition regulatory agencies to accept these test replacements. On the other hand, the PCRM Proposals sought reports that would increase the transparency around the entirety of Abbott's current and future use of animals. The substantive concern of the PETA proposal was strictly limited to having Abbott replace five very specific testing areas with non-animal methods. The substantive concern of the PCRM Proposals is to provide shareholders with information about the Company's use of animals. Due to these different substantive concerns, Abbott improperly attempts to exclude the Proposal under rule 14a-8(i)(12)(ii) by artificially imposing an increased voting threshold of 6%.

By categorizing all shareholder proposals relating in any way to any animal as the same substantive concern, Abbott would have the Division disregard the countless important social and public policy issues associated with animals as 1) sentient beings; and 2) in respect of their welfare; and 3) as scientifically inappropriate subjects for many scientific testing purposes, exposing companies such as Abbott to enormous liability when their animal tested drugs fail when used by people; and 4) as valued items in commerce; and 5) as subject to regulatory restrictions and restrictions under State and federal cruelty laws on their use and treatment; 6) etc. The concept that the use of the word "animal" in any shareholder proposal makes that proposal the same as every other proposal using that word creates an irrational category with no purpose but to limit the ability of shareholders to vote on vastly different proposals. Abbott's approach is akin to allowing any proposal relating to human concerns to be artificially dubbed substantially similar to any other proposal with human concerns. If Abbott's artificial approach were correct, then a proposal relating to a company's executive compensation scheme would be substantially similar to one relating to human harms from environmental discharges of that same corporation. Both relate to people (note that since humans are, from a scientific point of view, non-human primates, people could be considered part of Abbott's animal category), but the proposals are not substantially similar

C. Relevant no-action letters favor inclusion of the Proposal.

In Wm. Wrigley Jr. Company (Dec. 13, 2004), the Division did not concur with the company's decision to exclude a proposal seeking to return the word "against" to all voting cards. The earlier proposal sought the replacement of "except" with "against" in one column and the removal of a statement on the voting cards. Although both proposals dealt with use of the word "against," the second proposal sought application to all voting cards. Wrigley is similar to the case at hand. The PETA proposal sought future replacement of five specific animal testing methods. Just as the second proposal in Wrigley sought an expansion on the application of the word "against," the Proposal here seeks an expansion, but only in terms of information. Because the Proposal not only seeks different actions, but under Wrigley, bears a different scope, the Proposal is not excludable under rule 14a-8(i)(12).

In Cooper Industries, Inc. (Jan. 14, 2002), the Division did not concur with the company's decision to exclude a proposal requesting a sustainability report. The earlier proposal sought a report on or establishment of labor standards. Although the second proposal referenced the need to address social and environmental issues, the overlap in reporting on labor concerns did not equate to substantial similarity. Here, the overlap with the current Proposal is even smaller than in Cooper. The overlap in this situation involves five animal tests. However, the PETA proposal sought future replacement of five animal testing methods, but the PCRM Proposals seeks data on all use of animals for all purposes. Under Cooper, the PCRM Proposals are not substantially similar to the PETA proposal.

In Mattel, Inc. (March 24, 2008), the Division did not concur with the company's decision to exclude a proposal seeking a report on product safety and quality. The earlier proposal sought information on working and living conditions. While both of the proposals requested data related to workplace safety, the substantive concerns were different. The working and living conditions of employees is substantially different than the safety and quality of products. However, as businesses and their operations are multi-faceted, proposals cannot be expected to be free from overlap. The situation here is even more dissimilar than in Mattel. The PETA proposal requested replacement of five animal testing methods. The PCRM Proposals request data on current animal testing use. In Mattel, the overlap was the request for similar information. Here, the overlap involves the same business function, animal testing, but seeks diverse actions: replacement vs. transparency of use. Under Mattel, the PCRM Proposals are not substantially similar to the PETA proposal.

In Loews Corporation (Feb. 12, 1999), the Division did not concur with the company's decision to exclude a proposal that addressed its tobacco operation. The first proposal sought to implement a policy to curb teenage smoking of the company's products. The second proposal sought to link executive compensation with decreased teenage consumption of the company's products. One of the main components of the company's business in Loews was its tobacco operations. It was untenable to exclude a proposal simply by generally relating it to some aspect of that main component. Similarly, one of Abbott's main business components involves the use of animals. Just as the decrease in teenage consumption was a general concern for Loews, the use of animals is a general concern for all of the proposals at issue here. However, under Loews, if seeking a new policy is different from changing salaries based on the same policy, implementing non-animal tests is different from reporting the use of animals in testing.

Similarly, in American Brands (Jan. 6, 1995), the Division did not concur in the company's efforts to exclude a proposal seeking separation of its tobacco operations from non-tobacco operations. Although two earlier proposals sought to end the company's tobacco operations, the non-excludable proposal focused on the economic concerns. Despite a similar result, a proposal to end tobacco operations was substantially different from a proposal requesting fiscal prudence in closing down the tobacco operations. Here, there may be some overlapping results if the 2005 proposal were implemented compared to implementation of the PCRM Proposals. However, as in American Brands, the substantive concerns are substantially different. *See also* Proctor & Gamble (July 27, 1988) (Proposal seeking report on animal use not substantially similar to proposal seeking an end to animal testing and disclosure of products tested on animals.); McDonnell Douglas Corporation (Jan. 23, 1995) (Proposal seeking conversion of military producing assets for commercial use was not substantially similar to proposals seeking reports on military sales.); Bristol-Myers Squibb Company (March 7, 1991) (Proposal seeking active and defined course of action on animal testing was not substantially similar to proposals seeking a passive cause of action to provide data on animal testing.); and United States Surgical Corporation (Feb. 21, 1990) (Proposal seeking information on continued use of dogs was not substantially similar to a proposal requesting termination of the use of dogs.).

The majority of no-action letters cited by Abbott are inapplicable to the current situation in that the proposals in the cited no-action letters were substantially similar. *See* Bristol-Myers Squibb Co. (Feb. 6, 1996) (The proposal seeking the company to promote the anti-abortion movement through education was excludable because earlier proposals asked the company to promote the anti-abortion movement by not funding abortion clinics.); Wyeth (Feb. 15, 2008) (The proposal seeking a report on adherence to lower animal care standards in foreign countries was excludable because earlier proposals addressed the implementation of superior care standards for all laboratories.); Pfizer, Inc. (Feb. 25, 2008) (The proposal seeking how the company resolved and prevented Animal Welfare Act violations was excludable because earlier proposals sought policy changes to address the same types of issues in the Animal Welfare Act.); Proctor & Gamble Co. (July 31, 2009) (The proposal seeking the feasibility of ending all animal testing was excludable because earlier proposals sought compliance with policies that would use alternatives and end all animal testing.); Barr Pharmaceuticals Inc. (Sept. 25, 2006) (The proposal seeking the adoption of the 3Rs (refine, reduce, and replace animal use) and animal care standards was excludable because the earlier proposal asked the company to agree to replace animal use.); Medtronic, Inc. (June 2, 2005) and Bank of America Corp. (Feb. 25, 2005) (The proposals each seeking a list of all charitable contributions were excludable because the earlier proposals sought to end all charitable contributions.); Dow Jones & Co., Inc. (Dec. 17, 2004) (Proposal seeking information on donation process that applies to one organization was excludable because earlier proposal sought information on donation process applicable to all organizations.); Saks Inc. (March 1, 2004) (Proposal seeking compliance with specific labor standards was excludable because earlier proposal sought compliance with same labor standards.); and Bristol-Myers Squibb Company (Feb. 11, 2004) (Proposal seeking price restraint and control policy for pharmaceuticals was excludable because earlier proposal sought price restraint and control of pharmaceutical prices.).

Additionally, Abbott cites two Abbott-specific no-action letters decided in its favor. In Abbott Laboratories (Feb. 28, 2006), Abbott excluded a proposal requesting a feasibility analysis on a future application of a welfare policy for contract labs using animal testing methods. The earlier proposal requested a future commitment to use five non-animal testing methods. Both of these forward-looking proposals focused on future efforts that Abbott could implement as related to animal testing methods. In Abbott Laboratories (Feb. 5, 2007), Abbott excluded a proposal that sought a feasibility analysis of implementing in vitro, non-animal methodology. The earlier proposal sought a commitment to implementing non-animal methodology. Both of these forward-looking proposals focused on the future implementation of non-animal methodology. The 2006 and 2007 Abbott letters are different and inaptly applied to the current situation. Here, the current Proposal seeks increased transparency about existing information: current animal use, past actions, and current plans, if any, on the continued use of animals. The PETA proposal sought a replacement of five very specific animal-testing methods. Thus, the Proposal seeks existing data related to animal use, not a feasibility analysis of the future replacement of five animal-testing methods. Because the current situation differs from the 2006 and 2007 Abbott letters, the Division should not apply them.

CONCLUSION

For the reasons stated above, Abbott's artificial categorization of all animal concerns as one concern does not justify exclusion under rule 14a-8(i)(12). In light of recent Division no-action letters, I respectfully request the Division to advise Abbott that it will take enforcement action if Abbott fails to include the Proposal in its 2010 proxy materials. Please contact me if you have any questions or requests for further information at dkinburn@pcrm.org or 202.686.2210 ext. 380.

Very truly yours,



Daniel Kinburn
PCRM General Counsel

DK/kl
Enclosures

Cc: John A. Barry, Divisional Vice President and Associate General Counsel
Mr. Jamie Moran
Ms. Cynthia Kaplan

ATTACHMENT A:

ABBOTT LABORATORIES
NO-ACTION REQUEST
(December 22, 2009)

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L. Bldg. APGA-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

December 22, 2009

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Jamie Moran and Cynthia Kaplan

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Jamie Moran and Cynthia Kaplan (the "Proponents") from the proxy materials for Abbott's 2010 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2010.

We received a notice on behalf of the Proponents on November 17, 2009, submitting the proposal for consideration at our 2010 annual shareholders' meeting. The proposal (a copy of which, together with the supporting statement, is attached as *Exhibit A*) (the "Proposal") reads as follows:

> RESOLVED: shareholders encourage Abbott Laboratories ("Abbott") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Global Citizenship Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Abbott's efforts in the preceding year and future goals towards reducing and replacing animal use.

Pursuant to Rule 14a-8(j), I have enclosed the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the Proponents. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponents of our intention to omit the Proposal from our 2010 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2010 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as the prior proposals that were included in our 2009 and 2005 proxy materials and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" if the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years. . . "

We included a proposal (the "2009 Proposal") in our 2009 proxy materials filed on March 16, 2009 which requested that Abbott:

- Prepare and issue a detailed report to shareholders by November 30, 2009, addressing animal use in all of Abbott's research, development and testing conducted by in-house or contracting laboratories and incorporating: (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law.

- Consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

A copy of the 2009 Proposal as it appeared in our 2009 proxy materials is attached hereto as *Exhibit B*. The Proposal and the 2009 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing and they both request a report on Abbott's current animal use and future goals and plans towards reducing the use of animals for research, development and testing.

We also included a proposal (the "2005 Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the 2005 Proposal as it appeared in our 2005 proxy materials is attached hereto as *Exhibit C*. The Proposal and the 2005 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the 2005 Proposal, the 2009 Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals in order to permit exclusion, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (see, e.g., *Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education),

the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in *Procter & Gamble Co.* (Jul. 31, 2009), the Staff permitted omission of a proposal requesting a report on the feasibility of ending animal testing within five years. While the most recent animal-based testing proposal included in a Procter & Gamble proxy statement was identical to the shareholder proposal under consideration in 2009, one animal welfare proposal included in an earlier proxy statement within the previous five calendar year period had requested a report on the company's compliance with its animal testing policy and another had requested an end to animal testing and the adoption of animal welfare standards. Although each of the three animal-based testing proposals included in prior proxy statements requested different actions, *i.e.*, ending animal testing, reporting on the company's compliance with its animal testing policy, and the adoption of animal welfare standards, the Staff concluded that these proposals dealt with substantially the same subject matter and permitted exclusion of the 2009 proposal.

Similarly, in *Pfizer Inc.* (Feb. 25, 2008), the Staff permitted omission of a proposal requesting a report on actions taken to correct violations of the Animal Welfare Act. Prior proposals included in Pfizer proxy statements had either requested reports discussing the feasibility of amending the company's animal welfare policy or the adoption of a policy statement committing to use *in vitro* tests as replacements for animal-based tests. Notwithstanding the different actions requested, the Staff concluded that the proposal at issue dealt with substantially the same subject matter and allowed the new proposal to be excluded from the company's proxy statement.

In *Wyeth* (Feb. 15, 2008), the Staff allowed the exclusion of a proposal requesting a report describing the rationale and policies relating thereto for increased export of animal experimentation to countries with lower animal welfare standards on the grounds that it dealt with substantially the same subject matter as prior proposals requesting the adoption of an animal welfare policy and a commitment to use certain *in vitro* tests.

Also, in *Barr Pharmaceuticals Inc.* (September 25, 2006), the Staff permitted the omission of a proposal requesting that the company adopt an animal welfare policy that addressed reducing, refining and replacing its use of animals in research and testing and implementing standards of care for animals subject to testing. In a prior proposal, shareholders had requested that the company commit to replacing animal-based tests with non-animal methods. Again, despite the different actions requested and the different subject matters of the prior proposal (replacing animal-based testing) and the proposal at issue (adopting animal welfare policies), the substantive concern of both proposals was reducing the use of animal-based testing and thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter.

See also *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as they dealt with substantially the same subject matter as a prior proposal requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular nonprofit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products). But see *Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

Further, in *Abbott Laboratories* (February 5, 2007), the Staff allowed us to exclude a proposal submitted for the 2007 proxy materials (the "2007 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2007 Proposal requested a report on the feasibility of replacing the animal-based "ascites" method with *in vitro* non-animal methods and cell culture techniques. The Staff also allowed us, in *Abbott Laboratories* (February 28, 2006), to exclude a similar proposal submitted for the 2006 proxy materials (the "2006 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2006 Proposal requested a report on the feasibility of amending Abbott's current policies regarding animal welfare to extend to contract laboratories. The Staff concurred that both the 2007 Proposal and the 2006 Proposal involved the same substantive concern – animal testing – as the 2005 Proposal requesting that Abbott commit to using only non-animal testing products. Thus, under the Staff's interpretation of Rule 14a-8(i)(12)(i), the 2007 Proposal, the 2006 Proposal and the 2005 Proposal all dealt with substantially the same subject matter.

The Proposal requests that Abbott include information on animal use and its preceding year's efforts and future goals towards reducing animal use in the annual Global Citizenship Report, while the 2009 Proposal requested a report on current animal use, including a plan to replace, reduce and refine animal use, and the 2005 Proposal requested that Abbott cease conducting animal-based tests and commit to replacing such tests with non-animal methods. Despite the different actions requested by the proposals, the 2009 Proposal, the 2005 Proposal and the Proposal deal with the same underlying substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – replacing the methods of animal-based

testing conducted by or on behalf of Abbott. All three proposals (whether in their respective resolutions, recitals or supporting statements) address animal use or the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such animal use, albeit through varying approaches. If anything, the Proposal in question is even more similar to the 2009 Proposal and the 2005 Proposal than the 2006 Proposal was to the 2005 Proposal considered in *Abbott Laboratories* (February 28, 2006). This is because the 2006 Proposal did not contain the express language found in the Proposal, the 2009 Proposal and the 2005 Proposal regarding "replacing" animal-based testing but instead focused on amending Abbott's animal use policy to ensure superior standards of care for animals used in testing.

As evidenced in *Exhibit D*, the 2009 Proposal received 5.00% of the vote at our 2009 annual meeting of shareholders[1].

Since the 2009 Proposal failed to meet the required 6% threshold at the 2009 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2010 proxy materials pursuant to Rule 14a-8(i)(12)(ii).

II. If Abbott were to include the proposal submitted by The Humane Society of the United States in its 2010 proxy statement, the Proposal may be properly omitted under Rule 14a-8(i)(11) because it substantially duplicates that proposal.

Abbott received a proposal from The Humane Society of the United States (the "Humane Society") on November 16, 2009 that is the subject of a separate no-action letter request submitted by Abbott. The Humane Society proposal reads as follows:

> RESOLVED that – to improve our bottom line, social responsibility profile, and quality of our research – shareholders encourage The Board of Directors to establish a schedule for phasing out the use of chimpanzees in invasive research. This schedule should be posted on the Company's website.

Under Rule 14a-8(i)(11), a company may exclude a proposal if it "substantially duplicates another proposal submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As discussed in the prior section, proposals do not have to be identical to share the same principal focus.

The Proposal requests that Abbott include information on animal use and its current and future efforts towards reducing animal use in the annual Global Citizenship Report, while the Humane

---

[1] Tabulation is as follows: votes cast for – 50,156,907 and votes cast against – 952,431,023. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker nonvotes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Society proposal requests that Abbott develop a schedule to phase out the use of chimpanzees in invasive research. Although the Humane Society proposal focuses on a single species, the principal thrust of both proposals is to reduce or phase out animal-based testing, and they are therefore substantially duplicative. Accordingly, if the Humane Society proposal is included in Abbott's 2010 proxy statement, the Proposal may be excluded from the 2010 proxy materials pursuant to Rule 14a-8(i)(11) because Abbott received the Humane Society proposal first.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2010 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2010 proxy materials, please contact me at 847.938.3591 or Steven Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, Daniel Kinburn, may be reached by facsimile at 202.527.7450.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,



John A. Berry

Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Jamie Moran and Cynthia Kaplan
c/o Daniel Kinburn, General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20016

Exhibit A

Proposal

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE

5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7450
Writer's E-Mail: DKinburn@pcrm.org

November 16, 2009

BY OVERNIGHT DELIVERY
Laura J. Schumacher—Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

As the authorized representative for two shareholders ("Proponents"), I am submitting the attached Shareholder Proposal ("Proposal") on behalf of the Proponents, for inclusion in the proxy materials for the 2010 Abbott Laboratories annual meeting. The Proposal asks Abbott to consider increasing the transparency around Abbott's use of animals in research and product testing.

Pursuant to 17 C.F.R. § 240.14a-8(b), there are letters enclosed from Mr. Jamie Moran and Ms. Cynthia Kaplan, the two Proponents. Additionally, the respective record holder of Mr. Moran's securities has provided account verification of his ownership of Abbott stock and satisfaction of the $2,000 minimum threshold (Charles Schwab). However, please note that Ms. Kaplan is the record holder of her securities and does not require separate verification from a brokerage. Under 17 C.F.R. § 240.14a-8(b), both proponents are entitled to file this shareholder proposal as of the date of this letter, Nov. 16, 2009.

If Abbott will attempt to exclude any portion of the proposal under Rule 14a-8, please notify me within 14 days of receipt of the Proposal. If you need any further information or have any questions or comments, please contact me at 202.686.2210 ext. 380 or DKinburn@pcrm.org.


RECEIVED
NOV 17 2009
LAURA J. SCHUMACHER

Very truly yours,



Daniel Kinburn

DK/ld
Enclosures (4)

RESOLVED: shareholders encourage Abbott Laboratories ("Abbott") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Global Citizenship Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Abbott's efforts in the preceding year and future goals towards reducing and replacing animal use.

SUPPORTING STATEMENT

Companies using animals for product development and testing have an ethical imperative to address animal use, since 43% of Americans oppose the use of animals for research.[1] Responding to societal concerns, several pharmaceutical companies now disclose animal use information, including development and implementation of methods to replace, reduce, or refine animal use. To address public and shareholder concerns (5.0% of Abbott shareholders voted in favor of a similar 2009 resolution), Abbott can make this information annually available in its Report.

The Report would be ideal for providing animal use information because it outlines Abbott's social priorities and progress, from environmental impacts to philanthropy and community service projects. This same level of commitment and transparency demonstrated for those areas can be extended to animal use.

In addition to the ethical imperative, there are scientific and financial imperatives to move away from animal use. Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[2] In the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Primary reasons for this significant failure rate are the anatomical and physiological differences between humans and other species. To deliver safer, more effective products, pharmaceutical companies need to focus on experimental models with greater human relevance. As highlighted by a 2007 National Academy of Sciences report[3], advances in many areas of science-toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology- are making it possible to replace animal toxicity tests with non-animal methods. These human-based methods confer numerous advantages including quicker and more economical product development and approval, reduced incidence of adverse effects, improved efficacy, and reduced animal use and suffering.

Given the ethical and scientific implications of animal use for research and testing, we urge shareholders to vote in favor of this proposal for Abbott's consideration to increase transparency about its animal use and replacement efforts in the Report.

---

[1] Public Praises Science; Scientists Fault Public, Media. Pew Research Center for the People & the Press Survey, 2009.

[2] FDA Teleconference: Steps to advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments. Andrew C. von Eschenbach, 2006.

[3] Toxicity Testing in the 21st Century: A Vision and a Strategy. National Research Council, 2007.

Exhibit B

2009 Proposal

Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

The Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, and 7 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Resolved: that shareholders encourage the Board of Abbott Laboratories ("Abbott") to prepare and issue a detailed report to shareholders by November 30, 2009, incorporating (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law. The report should address animal use in all of the Abbott's research, development and testing conducted by in-house or contracting laboratories. Finally, the Board should consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

Proponent's Statement in Support of Shareholder Proposal

Product development or testing on animals carries moral and scientific obligations to adhere to the modern principles of the 3Rs. As a result, replacement of animal testing has increasingly become a matter of significant controversy, debate, and public policy concern. The scientific imperative for this change is furthered not only by the high failure rate of pharmaceuticals, but by recent advances in genomics, systems biology, and computational biology.

Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[1] Out of the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Drugs with remarkable promise for human health can have delayed market entry, if at all, because misleading animal results may portray safe products as dangerous.

In addressing these shortcomings, Abbott should consider the recent report by the National Academies' esteemed National Research Council ("NRC"). The report stated: "Advances in toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology could transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."[2] These approaches will improve efficiency with cost cutting, increased speed, better, more predictive science based on human rather than animal physiology, and reduced animal use and suffering. Abbott's accelerated adoption of cutting edge human-based technologies potentially enables increased profitability of drug development, a strengthened leadership role in pharmaceutical technology, and advancement of the 3Rs' vision to replace all animal use in research and testing.

With high failure rates and potential human health implications of animal-tested drugs, Abbott should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this proposal to require Abbott to report an implementation plan for the 3Rs and the replacement of animal-based testing.

Board of Directors' Statement in Opposition to the Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

---

(1) *FDA Teleconference: Steps to Advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments* (von Eschenbach, Andrew C. 2006). Accessed online: http://www.fda.gov/oc/speeches/2006/fdateleconfernce0112.html.

(2) *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007).

The Company's policy is to keep live animal research to a minimum, and where feasible and permitted by law, alternatives to animal testing will be utilized. Abbott adheres to the principles enumerated in the 3Rs relating to replacing, reducing and refining the use of animals in all research, development and testing. The effort to advance the 3Rs is led by the Company's manager of animal welfare and compliance, who is a doctor of veterinary medicine. Abbott also has an Alternative Committee consisting of research Staff and veterinarians who search for alternative methods that we can adopt into our programs. In addition, in 2009, we will initiate a Visiting Scientist Program to focus on research into the 3Rs.

In 2006, Abbott created an Animal Welfare Award program to recognize individuals and/or teams who work to advance animal welfare at Abbott through the adoption of one of the 3Rs. There are three levels of awards that serve to recognize a range of enhancements to the animal welfare program. Abbott also brings in independent animal welfare consultants to present seminars, training and to serve as scientific collaborators to help our animal welfare program stay abreast of best practices in the research area.

Currently, Abbott uses many cell-based (in vitro) alternative methods that replace whole animal (in vivo) testing, whenever possible. When these in vitro methods show a compound to be toxic or less effective than others, that particular compound can often be eliminated from further testing in animals. However, we have an ethical obligation to understand fully the potential health benefits of our products as well as possible negative effects.

Thus, when animal use is legally required or scientifically necessary, Abbott has established programs relating to the treatment of animals that meet the regulations of the United States, the European Union and other countries. These programs are designed to address animal psychological, social and behavioral needs and are based upon the United States Department of Agriculture (USDA) regulations and the principles of the National Research Council's *Guide for the Care and Use of Laboratory Animals*. All animal care protocols meet or exceed applicable regulations and guidelines relevant to the welfare of research animals.

Abbott first sought and received accreditation by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) in 1975. Accreditation by AAALAC International is an entirely voluntary process, and is widely considered the best mechanism for obtaining independent, external expert validation that an organization is meeting high standards of animal care and use. There have been periodic site assessments by AAALAC since the mid-1970s to review Abbott's animal use and care programs. Abbott has met AAALAC's continually evolving best practices for animal care and use and has never failed to obtain accreditation.

Similarly, Abbott is inspected by the USDA at least annually through unannounced site inspections, assessing the condition of laboratory animals, and inspecting the records of the Institutional Animal Care and Use Committees (IACUCs). Abbott provides oversight of its animal welfare and use through IACUCs, laboratory animal veterinarians who are certified by the American College of Laboratory Animal Medicine (ACLAM), and recognized by the American Veterinary Medical Association, and animal welfare officers. Through these efforts, Abbott adheres responsibly to the highest scientific standards, regulatory mandates and ethics regarding animal care and treatment.

Abbott also files an annual report on animal welfare with the USDA, which is available to the general public. Abbott also sets expectations for contract laboratories with which it works in the Abbott Supplier Code of Conduct and has developed a Global Animal Welfare Policy and Corporate Animal Welfare Committee to ensure that suppliers of animal services meet our expectations for animal welfare. These expectations include compliance with all legal and regulatory requirements surrounding the ethical treatment of any and all research animals.

In light of Abbott's significant efforts with respect to animal welfare, adoption of the 3Rs, and existing reporting, the report requested by the proponents represents an unnecessary, duplicative expense that is not in the best interests of Abbott and its shareholders.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit C

2005 Proposal

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.
2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.
3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

---

(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm.
(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.
(3) CCAC Animal Use Survey - 2001.
(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.
(5) ECVAM website: http://ecvam.jrc.it.
(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Directors' Statement in Opposition to the Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

The company uses *in vitro* (non-animal) tests, including those mentioned in the proposal, where the methods have been proven as scientifically valid and approved by regulatory agencies around the world. Abbott's preference is to use *in vitro* tests whenever appropriate, if these tests do not compromise patient safety or the effectiveness of our medicines.

The requirement of this proposal to replace all animal-based tests with *in vitro* tests is unfeasible. There are insufficient *in vitro* tests approved and available to allow Abbott to discover and test new medicines. It has been scientifically proven that many *in vitro* tests do not mimic the true biological state, and therefore, cannot be relied upon to determine safety and efficacy of medicines. To date, *in vitro* tests can comprise but a small component of overall testing that is required by regulatory bodies. Abbott is required by national and international regulatory agencies to use *in vivo* (animal) testing to meet our commitment to provide patients with safe and effective medicines.

Abbott respects the unique role animals have played in advancing medical discovery, without which millions of people would not realize the benefits of the many treatments that improve and save lives. Abbott's animal welfare and treatment policies and practices reflect industry best standards. Our program and facilities meet regulations of the United States, European Union and other countries, including the U.S. Animal Welfare Act and the standards established by the National Research Council's *Guide for the Care and Use of Laboratory Animals*. Abbott's program has been accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) since 1975. In past site reviews by AAALAC, our company's program has been noted to be exemplary.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit D

Voting Results for the 2009 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 24, 2009. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Robert J. Alpern, M.D.	1,295,322,871	57,980,708
Roxanne S. Austin	1,284,440,924	68,862,655
William M. Daley	1,271,502,186	81,801,393
W. James Farrell	1,270,901,953	82,401,626
H. Laurance Fuller	1,271,975,958	81,327,621
William A. Osborn	1,271,271,737	82,031,842
The Rt. Hon. Lord Owen CH	1,285,484,754	67,818,825
W. Ann Reynolds, Ph.D.	1,278,043,508	75,260,071
Roy S. Roberts	1,284,378,435	68,925,144
Samuel C. Scott III	1,266,388,831	86,914,748
William D. Smithburg	1,265,230,480	88,073,099
Glenn F. Tilton	1,290,502,961	62,800,618
Miles D. White	1,276,098,138	77,205,441

(b) The shareholders approved the Abbott Laboratories 2009 Incentive Stock Program. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Incentive Stock Program, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
882,933,035	288,322,541	9,681,937	172,366,066

(c) The shareholders approved the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
1,089,023,206	84,906,019	7,027,616	172,346,738

(d) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,344,937,452	4,671,333	3,694,794

(e) The shareholders rejected a shareholder proposal on animal testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
50,156,907	952,431,023	178,367,141	172,348,508

(f) The shareholders rejected a shareholder proposal on health care principles. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
57,130,368	932,008,800	191,812,903	172,351,508

(g) The shareholders rejected a shareholder proposal on advisory vote. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
484,452,790	645,505,765	50,967,712	172,377,312

Item 6. Exhibits

Incorporated by reference to the Exhibit Index included herewith.

Additional Correspondence Exchanged with the Proponents

Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Abbott Laboratories. Also enclosed is a letter from my brokerage firm, Charles Schwab & Co., Inc., which verifies my ownership of at least $2,000 worth of Abbott Laboratories stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Abbott will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Sincerely,



Signature of Jamie Moran

2009.-8 of Nov. (11/8/09)

Date

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 5, 2009

Re: James Moran / Schwab Account # *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:,

This is to confirm that Charles Schwab & Co. holds as custodian for the above referenced account more than $2,000.00 (two thousand dollars) worth of common stock in Abbott Laboratories (ABT). These shares have been held continuously for at least one year prior to November 5, 2009.

The shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes

Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Abbott Laboratories. Through this letter, I am certifying that I own 115 shares of Abbott Laboratories stock, with a market value of at least $2,000. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Abbott will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Cynthia Kaplan



Date

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



November 24, 2009 Via Federal Express

Daniel Kinburn
General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Dear Mr. Kinburn:

This letter acknowledges timely receipt of the shareholder proposal and proof of ownership you submitted on behalf of two shareholder proponents, Mr. Jamie Moran and Ms. Cynthia Kaplan, for whom you are acting in the capacity of authorized representative. Our 2010 Shareholders meeting is currently scheduled to be held on Friday, April 23, 2010.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry


Abbott
A Promise for Life

ATTACHMENT B:

SHAREHOLDER PROPOSAL
(November 17, 2009)

RESOLVED: shareholders encourage Abbott Laboratories ("Abbott") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Global Citizenship Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Abbott's efforts in the preceding year and future goals towards reducing and replacing animal use.

SUPPORTING STATEMENT

Companies using animals for product development and testing have an ethical imperative to address animal use, since 43% of Americans oppose the use of animals for research.[1] Responding to societal concerns, several pharmaceutical companies now disclose animal use information, including development and implementation of methods to replace, reduce, or refine animal use. To address public and shareholder concerns (5.0% of Abbott shareholders voted in favor of a similar 2009 resolution), Abbott can make this information annually available in its Report.

The Report would be ideal for providing animal use information because it outlines Abbott's social priorities and progress, from environmental impacts to philanthropy and community service projects. This same level of commitment and transparency demonstrated for those areas can be extended to animal use.

In addition to the ethical imperative, there are scientific and financial imperatives to move away from animal use. Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[2] In the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Primary reasons for this significant failure rate are the anatomical and physiological differences between humans and other species. To deliver safer, more effective products, pharmaceutical companies need to focus on experimental models with greater human relevance. As highlighted by a 2007 National Academy of Sciences report[3], advances in many areas of science-toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology- are making it possible to replace animal toxicity tests with non-animal methods. These human-based methods confer numerous advantages including quicker and more economical product development and approval, reduced incidence of adverse effects, improved efficacy, and reduced animal use and suffering.

Given the ethical and scientific implications of animal use for research and testing, we urge shareholders to vote in favor of this proposal for Abbott's consideration to increase transparency about its animal use and replacement efforts in the Report.

---

[1] Public Praises Science; Scientists Fault Public, Media. Pew Research Center for the People & the Press Survey, 2009.

[2] FDA Teleconference: Steps to advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments. Andrew C. von Eschenbach, 2006.

[3] Toxicity Testing in the 21st Century: A Vision and a Strategy. National Research Council, 2007.

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

December 22, 2009

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Jamie Moran and Cynthia Kaplan

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Jamie Moran and Cynthia Kaplan (the "Proponents") from the proxy materials for Abbott's 2010 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2010.

We received a notice on behalf of the Proponents on November 17, 2009, submitting the proposal for consideration at our 2010 annual shareholders' meeting. The proposal (a copy of which, together with the supporting statement, is attached as *Exhibit A*) (the "Proposal") reads as follows:

> RESOLVED: shareholders encourage Abbott Laboratories ("Abbott") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Global Citizenship Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Abbott's efforts in the preceding year and future goals towards reducing and replacing animal use.

Pursuant to Rule 14a-8(j), I have enclosed the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the Proponents. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponents of our intention to omit the Proposal from our 2010 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2010 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as the prior proposals that were included in our 2009 and 2005 proxy materials and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" if the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years. . . "

We included a proposal (the "2009 Proposal") in our 2009 proxy materials filed on March 16, 2009 which requested that Abbott:

- Prepare and issue a detailed report to shareholders by November 30, 2009, addressing animal use in all of Abbott's research, development and testing conducted by in-house or contracting laboratories and incorporating: (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law.

- Consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

A copy of the 2009 Proposal as it appeared in our 2009 proxy materials is attached hereto as *Exhibit B*. The Proposal and the 2009 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing and they both request a report on Abbott's current animal use and future goals and plans towards reducing the use of animals for research, development and testing.

We also included a proposal (the "2005 Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the 2005 Proposal as it appeared in our 2005 proxy materials is attached hereto as *Exhibit C*. The Proposal and the 2005 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the 2005 Proposal, the 2009 Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals in order to permit exclusion, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (see, e.g., *Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education),

the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in *Procter & Gamble Co.* (Jul. 31, 2009), the Staff permitted omission of a proposal requesting a report on the feasibility of ending animal testing within five years. While the most recent animal-based testing proposal included in a Procter & Gamble proxy statement was identical to the shareholder proposal under consideration in 2009, one animal welfare proposal included in an earlier proxy statement within the previous five calendar year period had requested a report on the company's compliance with its animal testing policy and another had requested an end to animal testing and the adoption of animal welfare standards. Although each of the three animal-based testing proposals included in prior proxy statements requested different actions, *i.e.*, ending animal testing, reporting on the company's compliance with its animal testing policy, and the adoption of animal welfare standards, the Staff concluded that these proposals dealt with substantially the same subject matter and permitted exclusion of the 2009 proposal.

Similarly, in *Pfizer Inc.* (Feb. 25, 2008), the Staff permitted omission of a proposal requesting a report on actions taken to correct violations of the Animal Welfare Act. Prior proposals included in Pfizer proxy statements had either requested reports discussing the feasibility of amending the company's animal welfare policy or the adoption of a policy statement committing to use *in vitro* tests as replacements for animal-based tests. Notwithstanding the different actions requested, the Staff concluded that the proposal at issue dealt with substantially the same subject matter and allowed the new proposal to be excluded from the company's proxy statement.

In *Wyeth* (Feb. 15, 2008), the Staff allowed the exclusion of a proposal requesting a report describing the rationale and policies relating thereto for increased export of animal experimentation to countries with lower animal welfare standards on the grounds that it dealt with substantially the same subject matter as prior proposals requesting the adoption of an animal welfare policy and a commitment to use certain *in vitro* tests.

Also, in *Barr Pharmaceuticals Inc.* (September 25, 2006), the Staff permitted the omission of a proposal requesting that the company adopt an animal welfare policy that addressed reducing, refining and replacing its use of animals in research and testing and implementing standards of care for animals subject to testing. In a prior proposal, shareholders had requested that the company commit to replacing animal-based tests with non-animal methods. Again, despite the different actions requested and the different subject matters of the prior proposal (replacing animal-based testing) and the proposal at issue (adopting animal welfare policies), the substantive concern of both proposals was reducing the use of animal-based testing and thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter.

See also *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as they dealt with substantially the same subject matter as a prior proposal requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular nonprofit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products). But see *Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

Further, in *Abbott Laboratories* (February 5, 2007), the Staff allowed us to exclude a proposal submitted for the 2007 proxy materials (the "2007 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2007 Proposal requested a report on the feasibility of replacing the animal-based "ascites" method with *in vitro* non-animal methods and cell culture techniques. The Staff also allowed us, in *Abbott Laboratories* (February 28, 2006), to exclude a similar proposal submitted for the 2006 proxy materials (the "2006 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2006 Proposal requested a report on the feasibility of amending Abbott's current policies regarding animal welfare to extend to contract laboratories. The Staff concurred that both the 2007 Proposal and the 2006 Proposal involved the same substantive concern – animal testing – as the 2005 Proposal requesting that Abbott commit to using only non-animal testing products. Thus, under the Staff's interpretation of Rule 14a-8(i)(12)(i), the 2007 Proposal, the 2006 Proposal and the 2005 Proposal all dealt with substantially the same subject matter.

The Proposal requests that Abbott include information on animal use and its preceding year's efforts and future goals towards reducing animal use in the annual Global Citizenship Report, while the 2009 Proposal requested a report on current animal use, including a plan to replace, reduce and refine animal use, and the 2005 Proposal requested that Abbott cease conducting animal-based tests and commit to replacing such tests with non-animal methods. Despite the different actions requested by the proposals, the 2009 Proposal, the 2005 Proposal and the Proposal deal with the same underlying substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – replacing the methods of animal-based

testing conducted by or on behalf of Abbott. All three proposals (whether in their respective resolutions, recitals or supporting statements) address animal use or the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such animal use, albeit through varying approaches. If anything, the Proposal in question is even more similar to the 2009 Proposal and the 2005 Proposal than the 2006 Proposal was to the 2005 Proposal considered in *Abbott Laboratories* (February 28, 2006). This is because the 2006 Proposal did not contain the express language found in the Proposal, the 2009 Proposal and the 2005 Proposal regarding "replacing" animal-based testing but instead focused on amending Abbott's animal use policy to ensure superior standards of care for animals used in testing.

As evidenced in *Exhibit D*, the 2009 Proposal received 5.00% of the vote at our 2009 annual meeting of shareholders[1].

Since the 2009 Proposal failed to meet the required 6% threshold at the 2009 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2010 proxy materials pursuant to Rule 14a-8(i)(12)(ii).

II. If Abbott were to include the proposal submitted by The Humane Society of the United States in its 2010 proxy statement, the Proposal may be properly omitted under Rule 14a-8(i)(11) because it substantially duplicates that proposal.

Abbott received a proposal from The Humane Society of the United States (the "Humane Society") on November 16, 2009 that is the subject of a separate no-action letter request submitted by Abbott. The Humane Society proposal reads as follows:

> RESOLVED that – to improve our bottom line, social responsibility profile, and quality of our research – shareholders encourage The Board of Directors to establish a schedule for phasing out the use of chimpanzees in invasive research. This schedule should be posted on the Company's website.

Under Rule 14a-8(i)(11), a company may exclude a proposal if it "substantially duplicates another proposal submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As discussed in the prior section, proposals do not have to be identical to share the same principal focus.

The Proposal requests that Abbott include information on animal use and its current and future efforts towards reducing animal use in the annual Global Citizenship Report, while the Humane

[1] Tabulation is as follows: votes cast for – 50,156,907 and votes cast against – 952,431,023. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker nonvotes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Society proposal requests that Abbott develop a schedule to phase out the use of chimpanzees in invasive research. Although the Humane Society proposal focuses on a single species, the principal thrust of both proposals is to reduce or phase out animal-based testing, and they are therefore substantially duplicative. Accordingly, if the Humane Society proposal is included in Abbott's 2010 proxy statement, the Proposal may be excluded from the 2010 proxy materials pursuant to Rule 14a-8(i)(11) because Abbott received the Humane Society proposal first.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2010 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2010 proxy materials, please contact me at 847.938.3591 or Steven Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, Daniel Kinburn, may be reached by facsimile at 202.527.7450.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,



John A. Berry

Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Jamie Moran and Cynthia Kaplan
c/o Daniel Kinburn, General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20016

Exhibit A

Proposal

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE

5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7450
Writer's E-Mail: DKinburn@pcrm.org

November 16, 2009

BY OVERNIGHT DELIVERY
Laura J. Schumacher—Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

As the authorized representative for two shareholders ("Proponents"), I am submitting the attached Shareholder Proposal ("Proposal") on behalf of the Proponents, for inclusion in the proxy materials for the 2010 Abbott Laboratories annual meeting. The Proposal asks Abbott to consider increasing the transparency around Abbott's use of animals in research and product testing.

Pursuant to 17 C.F.R. § 240.14a-8(b), there are letters enclosed from Mr. Jamie Moran and Ms. Cynthia Kaplan, the two Proponents. Additionally, the respective record holder of Mr. Moran's securities has provided account verification of his ownership of Abbott stock and satisfaction of the $2,000 minimum threshold (Charles Schwab). However, please note that Ms. Kaplan is the record holder of her securities and does not require separate verification from a brokerage. Under 17 C.F.R. § 240.14a-8(b), both proponents are entitled to file this shareholder proposal as of the date of this letter, Nov. 16, 2009.

If Abbott will attempt to exclude any portion of the proposal under Rule 14a-8, please notify me within 14 days of receipt of the Proposal. If you need any further information or have any questions or comments, please contact me at 202.686.2210 ext. 380 or DKinburn@pcrm.org.

Very truly yours,


RECEIVED
NOV 17 2009
LAURA J. SCHUMACHER



Daniel Kinburn

DK/kl
Enclosures (4)

RESOLVED: shareholders encourage Abbott Laboratories ("Abbott") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Global Citizenship Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Abbott's efforts in the preceding year and future goals towards reducing and replacing animal use.

SUPPORTING STATEMENT

Companies using animals for product development and testing have an ethical imperative to address animal use, since 43% of Americans oppose the use of animals for research.[1] Responding to societal concerns, several pharmaceutical companies now disclose animal use information, including development and implementation of methods to replace, reduce, or refine animal use. To address public and shareholder concerns (5.0% of Abbott shareholders voted in favor of a similar 2009 resolution), Abbott can make this information annually available in its Report.

The Report would be ideal for providing animal use information because it outlines Abbott's social priorities and progress, from environmental impacts to philanthropy and community service projects. This same level of commitment and transparency demonstrated for those areas can be extended to animal use.

In addition to the ethical imperative, there are scientific and financial imperatives to move away from animal use. Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[2] In the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Primary reasons for this significant failure rate are the anatomical and physiological differences between humans and other species. To deliver safer, more effective products, pharmaceutical companies need to focus on experimental models with greater human relevance. As highlighted by a 2007 National Academy of Sciences report[3], advances in many areas of science-toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology- are making it possible to replace animal toxicity tests with non-animal methods. These human-based methods confer numerous advantages including quicker and more economical product development and approval, reduced incidence of adverse effects, improved efficacy, and reduced animal use and suffering.

Given the ethical and scientific implications of animal use for research and testing, we urge shareholders to vote in favor of this proposal for Abbott's consideration to increase transparency about its animal use and replacement efforts in the Report.

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[1] Public Praises Science; Scientists Fault Public, Media. Pew Research Center for the People & the Press Survey, 2009.

[2] FDA Teleconference: Steps to advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments. Andrew C. von Eschenbach, 2006.

[3] Toxicity Testing in the 21st Century: A Vision and a Strategy. National Research Council, 2007.

Exhibit B

2009 Proposal

Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

The Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, and 7 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Resolved: that shareholders encourage the Board of Abbott Laboratories ("Abbott") to prepare and issue a detailed report to shareholders by November 30, 2009, incorporating (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law. The report should address animal use in all of the Abbott's research, development and testing conducted by in-house or contracting laboratories. Finally, the Board should consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

Proponent's Statement in Support of Shareholder Proposal

Product development or testing on animals carries moral and scientific obligations to adhere to the modern principles of the 3Rs. As a result, replacement of animal testing has increasingly become a matter of significant controversy, debate, and public policy concern. The scientific imperative for this change is furthered not only by the high failure rate of pharmaceuticals, but by recent advances in genomics, systems biology, and computational biology.

Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.(1) Out of the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Drugs with remarkable promise for human health can have delayed market entry, if at all, because misleading animal results may portray safe products as dangerous.

In addressing these shortcomings, Abbott should consider the recent report by the National Academies' esteemed National Research Council ("NRC"). The report stated: "Advances in toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology could transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."(2) These approaches will improve efficiency with cost cutting, increased speed, better, more predictive science based on human rather than animal physiology, and reduced animal use and suffering. Abbott's accelerated adoption of cutting edge human-based technologies potentially enables increased profitability of drug development, a strengthened leadership role in pharmaceutical technology, and advancement of the 3Rs' vision to replace all animal use in research and testing.

With high failure rates and potential human health implications of animal-tested drugs, Abbott should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this proposal to require Abbott to report an implementation plan for the 3Rs and the replacement of animal-based testing.

Board of Directors' Statement in Opposition to the Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

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(1) *FDA Teleconference: Steps to Advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments* (von Eschenbach, Andrew C. 2006). Accessed online: http://www.fda.gov/oc/speeches/2006/fdateleconference0112.html.

(2) *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007).

The Company's policy is to keep live animal research to a minimum, and where feasible and permitted by law, alternatives to animal testing will be utilized. Abbott adheres to the principles enumerated in the 3Rs relating to replacing, reducing and refining the use of animals in all research, development and testing. The effort to advance the 3Rs is led by the Company's manager of animal welfare and compliance, who is a doctor of veterinary medicine. Abbott also has an Alternative Committee consisting of research Staff and veterinarians who search for alternative methods that we can adopt into our programs. In addition, in 2009, we will initiate a Visiting Scientist Program to focus on research into the 3Rs.

In 2006, Abbott created an Animal Welfare Award program to recognize individuals and/or teams who work to advance animal welfare at Abbott through the adoption of one of the 3Rs. There are three levels of awards that serve to recognize a range of enhancements to the animal welfare program. Abbott also brings in independent animal welfare consultants to present seminars, training and to serve as scientific collaborators to help our animal welfare program stay abreast of best practices in the research area.

Currently, Abbott uses many cell-based (in vitro) alternative methods that replace whole animal (in vivo) testing, whenever possible. When these in vitro methods show a compound to be toxic or less effective than others, that particular compound can often be eliminated from further testing in animals. However, we have an ethical obligation to understand fully the potential health benefits of our products as well as possible negative effects.

Thus, when animal use is legally required or scientifically necessary, Abbott has established programs relating to the treatment of animals that meet the regulations of the United States, the European Union and other countries. These programs are designed to address animal psychological, social and behavioral needs and are based upon the United States Department of Agriculture (USDA) regulations and the principles of the National Research Council's *Guide for the Care and Use of Laboratory Animals*. All animal care protocols meet or exceed applicable regulations and guidelines relevant to the welfare of research animals.

Abbott first sought and received accreditation by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) in 1975. Accreditation by AAALAC International is an entirely voluntary process, and is widely considered the best mechanism for obtaining independent, external expert validation that an organization is meeting high standards of animal care and use. There have been periodic site assessments by AAALAC since the mid-1970s to review Abbott's animal use and care programs. Abbott has met AAALAC's continually evolving best practices for animal care and use and has never failed to obtain accreditation.

Similarly, Abbott is inspected by the USDA at least annually through unannounced site inspections, assessing the condition of laboratory animals, and inspecting the records of the Institutional Animal Care and Use Committees (IACUCs). Abbott provides oversight of its animal welfare and use through IACUCs, laboratory animal veterinarians who are certified by the American College of Laboratory Animal Medicine (ACLAM), and recognized by the American Veterinary Medical Association, and animal welfare officers. Through these efforts, Abbott adheres responsibly to the highest scientific standards, regulatory mandates and ethics regarding animal care and treatment.

Abbott also files an annual report on animal welfare with the USDA, which is available to the general public. Abbott also sets expectations for contract laboratories with which it works in the Abbott Supplier Code of Conduct and has developed a Global Animal Welfare Policy and Corporate Animal Welfare Committee to ensure that suppliers of animal services meet our expectations for animal welfare. These expectations include compliance with all legal and regulatory requirements surrounding the ethical treatment of any and all research animals.

In light of Abbott's significant efforts with respect to animal welfare, adoption of the 3Rs, and existing reporting, the report requested by the proponents represents an unnecessary, duplicative expense that is not in the best interests of Abbott and its shareholders.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit C

2005 Proposal

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.
2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.
3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

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(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm.
(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.
(3) CCAC Animal Use Survey - 2001.
(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.
(5) ECVAM website: http://ecvam.jrc.it.
(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Directors' Statement in Opposition to the Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

The company uses *in vitro* (non-animal) tests, including those mentioned in the proposal, where the methods have been proven as scientifically valid and approved by regulatory agencies around the world. Abbott's preference is to use *in vitro* tests whenever appropriate, if these tests do not compromise patient safety or the effectiveness of our medicines.

The requirement of this proposal to replace all animal-based tests with *in vitro* tests is unfeasible. There are insufficient *in vitro* tests approved and available to allow Abbott to discover and test new medicines. It has been scientifically proven that many *in vitro* tests do not mimic the true biological state, and therefore, cannot be relied upon to determine safety and efficacy of medicines. To date, *in vitro* tests can comprise but a small component of overall testing that is required by regulatory bodies. Abbott is required by national and international regulatory agencies to use *in vivo* (animal) testing to meet our commitment to provide patients with safe and effective medicines.

Abbott respects the unique role animals have played in advancing medical discovery, without which millions of people would not realize the benefits of the many treatments that improve and save lives. Abbott's animal welfare and treatment policies and practices reflect industry best standards. Our program and facilities meet regulations of the United States, European Union and other countries, including the U.S. Animal Welfare Act and the standards established by the National Research Council's *Guide for the Care and Use of Laboratory Animals*. Abbott's program has been accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) since 1975. In past site reviews by AAALAC, our company's program has been noted to be exemplary.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit D

Voting Results for the 2009 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 24, 2009. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Robert J. Alpern, M.D.	1,295,322,871	57,980,708
Roxanne S. Austin	1,284,440,924	68,862,655
William M. Daley	1,271,502,186	81,801,393
W. James Farrell	1,270,901,953	82,401,626
H. Laurance Fuller	1,271,975,958	81,327,621
William A. Osborn	1,271,271,737	82,031,842
The Rt. Hon. Lord Owen CH	1,285,484,754	67,818,825
W. Ann Reynolds, Ph.D.	1,278,043,508	75,260,071
Roy S. Roberts	1,284,378,435	68,925,144
Samuel C. Scott III	1,266,388,831	86,914,748
William D. Smithburg	1,265,230,480	88,073,099
Glenn F. Tilton	1,290,502,961	62,800,618
Miles D. White	1,276,098,138	77,205,441

(b) The shareholders approved the Abbott Laboratories 2009 Incentive Stock Program. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Incentive Stock Program, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
882,933,035	288,322,541	9,681,937	172,366,066

(c) The shareholders approved the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
1,089,023,206	84,906,019	7,027,616	172,346,738

(d) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,344,937,452	4,671,333	3,694,794

(e) The shareholders rejected a shareholder proposal on animal testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
50,156,907	952,431,023	178,367,141	172,348,508

(f) The shareholders rejected a shareholder proposal on health care principles. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
57,130,368	932,008,800	191,812,903	172,351,508

(g) The shareholders rejected a shareholder proposal on advisory vote. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
484,452,790	645,505,765	50,967,712	172,377,312

Item 6. Exhibits

Incorporated by reference to the Exhibit Index included herewith.

Additional Correspondence Exchanged with the Proponents

Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Abbott Laboratories. Also enclosed is a letter from my brokerage firm, Charles Schwab & Co., Inc., which verifies my ownership of at least $2,000 worth of Abbott Laboratories stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Abbott will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Sincerely,



Signature of Jamie Moran

2009.8 of Nov. (11/8/09)

Date

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 5, 2009

Re: James Moran / Schwab Account # *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:,

This is to confirm that Charles Schwab & Co. holds as custodian for the above referenced account more than $2,000.00 (two thousand dollars) worth of common stock in Abbot Laboratories (ABT). These shares have been held continuously for at least one year prior to November 5, 2009.

The shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes

Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Abbott Laboratories. Through this letter, I am certifying that I own 115 shares of Abbott Laboratories stock, with a market value of at least $2,000. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq, if you need any further information. If Abbott will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Cynthia Kaplan

8/20/09

Date

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



November 24, 2009 Via Federal Express

Daniel Kinburn
General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Dear Mr. Kinburn:

This letter acknowledges timely receipt of the shareholder proposal and proof of ownership you submitted on behalf of two shareholder proponents, Mr. Jamie Moran and Ms. Cynthia Kaplan, for whom you are acting in the capacity of authorized representative. Our 2010 Shareholders meeting is currently scheduled to be held on Friday, April 23, 2010.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry


Abbott
A Promise for Life